Gibson, Dunn & Crutcher LLP

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February 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Cindy Polynice
Laura Crotty
Jenn Do
Kevin Vaughn

Re:	AgeX Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4/S-1
Filed January 16, 2024
File No. 333-275536

Ladies and Gentlemen:

This letter is submitted on behalf of AgeX Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-4/S-1 (File No: 333-275536) filed on January 16, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated February 1, 2024 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter (italicized) has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed January 16, 2024

Cover Page

1.	We note your response to our prior comment 1. Given that the NYSE American listing condition is waivable, please further revise your disclosure to indicate whether recirculation or resolicitation of shareholders will occur prior to the vote if the listing application is not approved but the condition is waived. If AgeX shareholders will not have certainty regarding the listing of the combined company’s shares at the time they are asked to vote, please clarify this fact. Please also provide risk factor disclosure that addresses the potential consequences of the parties waiving the condition and the closing occurring without the NYSE listing, including but not limited to the liquidity implications thereof.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of Amendment No. 2 to confirm that the condition will not be waived.

Abu Dhabi ● Beijing ● Brussels ● Century City ● Dallas ● Denver ● Dubai ● Frankfurt ● Hong Kong ● Houston ● London ● Los Angeles Munich ● New York ● Orange County ● Palo Alto ● Paris ● Riyadh ● San Francisco ● Singapore ● Washington, D.C.

U.S. Securities and Exchange Commission February 6, 2024 Page 2

Questions and Answers about the Merger

Q: Did the AgeX Board engage an independent financial advisor to shop AgeX or deliver a fairness opinion in connection with the Merger?, page 4

2.	We note your response to our prior comment 4 and reissue in part. Please revise your answer in this section to highlight that AgeX’s board did not value the companies in terms of absolute/dollar values.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 25 of Amendment No. 2 to highlight that AgeX’s board did not value the companies in terms of absolute/dollar values.

Q: What is Juvenescence’s relationship with AgeX?, page 5

3.	We note your response to our prior comment 3. Please further revise your disclosure to clarify the percentage of AgeX common stock Juvenescence will hold after the preferred stock conversion on February 1, 2024, in addition to disclosing that the conversion will “increase Juvenescence’s ownership and voting power to more than 50% of the outstanding shares of AgeX common stock.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 2 to clarify that after the preferred stock conversion, Juvenescence’s ownership of the outstanding shares of AgeX common stock is approximately 80.59%. Amendment No. 2 has been updated to reflect that the AgeX preferred stock conversion occurred on February 1, 2024.

Background of the Merger, page 133

4.	We note your response to our prior comment 12 and reissue in part. Please revise your disclosure in reference to the October 21, 2022, entry to explain the potential drawbacks of valuing the companies in relation to their “relative values” rather than in terms of absolute valuations.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 25 of Amendment No. 2 to explain the potential risks of valuing the companies in relation to their “relative values” rather than in terms of absolute valuations.

5.	We note your response to our prior comment 24 and reissue. Please disclose whether AgeX’s board conducted or considered any financial analyses that resulted in a valuation of either AgeX or Serina. In particular, discuss whether AgeX’s board conducted or considered a liquidation analysis or analysis of precedent reverse merger transactions. To the extent they were not conducted, explain why.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 135 and 153 of Amendment No. 2 to clarify the process that resulted in the valuations of AgeX and Serina.

Certain Unaudited Budget Projections for Serina, page 154

6.	Please address the following regarding the Serina Budget Projections prepared by Serina management and reviewed by AgeX management and its advisors on page 155:

●	Please expand your disclosure to discuss all material assumptions used to develop the projections that are not Total Additional Cash and Total Operating Expenses.
●	Identify the counter party to the license agreement, the nature of activity, and specific contractual triggers for the receipt of the $3 million and $5 million from license agreements reflected here.
●	Separately identify and quantify the amounts to be received here that are expected from Juvenescence or other related parties, identifying any contractual payment triggers and the extent to which they are optional versus mandatory.
●	Address how the board evaluated and determined the reasonableness of the projections, the extent to which alternative scenarios were provided or considered, and the extent to which the probability of achieving such projections was assessed.
●	Please also discuss the possible impact if the projections are not correct and clarify when all the projections were provided.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 155 of Amendment No. 2 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission February 6, 2024 Page 3

Serina’s Reasons for the Merger, page 156

7.	We note your response to our prior comment 29 and reissue. With reference to the first bullet point on page 157, disclose the implied valuation of Serina.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 157 of Amendment No. 2 to include the implied valuation of Serina.

AgeX Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 315

Critical Accounting Estimates, page 317

8.	Please address the following related to our prior comment 42:

●	Revise to more clearly label the amounts presented in the “Warrants” columns on the tables on pages F-26 and F-56, and revise to quantify the total number of warrants outstanding.
●	Explain why the subtotals of these columns do not foot, and explain what the subtotals actually represent and how they differ from the actual total number of warrants outstanding as of each balance sheet date presented.
●	Revise the table to separately quantify any warrants exercised or expired during the periods presented.
●	Given, among other things, the fair value per share assumptions as provided on page F-55, the resultant fair values of each issuance as shown on page F-56 and the disclosure on page F-56 that none of the issued warrants have been exercised, please explain to us and revise to disclose the underlying facts and circumstances that result in your outstanding liability classified warrants having a fair value of zero as of September 30, 2023.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-26 and F-56 of Amendment No. 2 to reflect the Staff’s comment.

The Company respectfully advises that the “Warrants” column on the tables on pages F-26 and F-56 reflects, with respect to the initial measurement/origination date of February 14, 2022 and the period end date of December 31, 2022 (for the table on page F-26) and the period end dates of December 31, 2022 and September 30, 2023 (for the table on page F-56), the number of warrants that would have been issued if the full amount then available under the Secured Note had been drawn down at such origination date or period end date, as applicable, and in each case calculating the number of shares underlying such warrants based on the market closing price of AgeX common stock as of such dates. As a reminder for the Staff, the number of warrants to be issued is equal to 50% of the number determined by dividing the amount of the applicable drawdown by the last closing price per share of AgeX common stock as reported on the NYSE American on the date preceding delivery of the notice from AgeX requesting a draw down. In the case of the number of warrants on the origination date and the applicable period end dates, the market closing price of AgeX common stock used for the calculation was as of such origination date and period end dates, as applicable. With respect to applicable drawdown dates, the number of warrants issued upon such drawdown was based on the market closing price of AgeX common stock on the date preceding delivery of the notice from AgeX requesting the drawdown, in accordance with the terms of the Secured Note.

The Company further advises that the estimated fair value of the warrants on the origination date (February 14, 2022) are recorded as a warrant liability, and then, as funds are drawn, the warrant liability is adjusted for the estimated fair value of the actual number of warrants issued in connection with the corresponding drawdowns under the credit facility. A similar approach was used for the remeasurement date(s). For, example, as of December 31, 2022, the Company had drawn all except $500,000 of the applicable credit facility available to the Company, and the 454,545 warrant shares represents the estimated number of warrants that could have been issued in connection with a final $500,000 drawdown on December 31, 2022. Accordingly, the final number of warrants in the “Warrants” column is not the sub-total of all numbers in that column, but instead reflects the updated measurement of warrants as described above and as described in an updated footnote 2 to the tables included on pages F-26 and F-56. The Company further respectfully advises that the “Fair Value per Share” column in the tables on pages F-26 and F-56 appropriately do not foot and are not intended nor presented to be sub-totals.

The Company further respectfully advises that none of such warrants have been exercised or have expired as of the date of Amendment No. 2, and the Company has added disclosure in Amendment No. 2 to that effect.

U.S. Securities and Exchange Commission February 6, 2024 Page 4

The Company further respectfully advises that warrant liability exists only due to a potential future obligation to issue warrants and not due to any terms of the warrants themselves that would trigger liability accounting, and, accordingly, warrant liability is zero once there is no potential for future warrant issuances under the applicable credit facilities. The warrants issuable in connection with the secured note for the $13,160,000 credit facility dated February 14, 2022 were issued in full by January 25, 2023 and the warrants issuable in connection with the additional $2,000,000 credit made available under an amendment to the secured note dated February 9, 2023 were issued in full by April 4, 2023. Accordingly, there are no further warrant liabilities outstanding thereafter, as is reflected in the table on page F-56.

Results of Operations, page 324

9.	We have reviewed your revision related to our prior comment 43. You state on page 325 that the net decrease of $0.2 million in research and development expenses for the nine months ended September 30, 2023 “was primarily attributable to reductions of $0.2 million in outside research and services allocable to research and development expenses.” Then, in the explanation of changes in research and development expenses for the year ended December 31, 2022 on page 327, you describe changes in expense category rather than by project as presented in the immediately following table. Please revise your disclosure on page 325 to identify the specific factor(s) causing the reductions of outside research and services allocable to such research and developments expenses. Revise the disclosure on page 327 to explain the changes for the annual periods presented by project rather than by expense category, providing quantifications where necessary. Clearly identify the underlying trends and management’s decisions that led to the changes that are reflected in the periods presented.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 325 and 327 of Amendment No. 2 to address the Staff’s comment.

Serina Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 333

Results of Operations, page 336

10.	We have reviewed your revision related to our prior comment 46. Please further expand your discussion of the changes in research and development expenses by category on pages 339 and 341 to identify the specific factor(s) causing the most material changes therein for the periods presented. For example, for the year ended December 31, 2022, there was a $1.2 million decrease in R&D labor and a $814,018 decrease in Outside lab analysis. Your revised disclosure should describe why, exactly, there was such significant changes in these categories. Further, it should be clear into what line item the descriptions you provide should be included. For example, while you refer to “contract manufacturing” on both pages 339 and 341, in the former instance it appears that contract manufacturing might be reflected within “Consulting services” but in the latter, it appears it might be included within “R&D labor”. Please revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 339 and 341 of Amendment No. 2 to address the Staff’s comment.

AgeX Executive and Director Compensation, page 358

11.	Please revise your disclosure in relation to both AgeX and Serina to include compensation information for the most recently completed fiscal year, as required by Item 402 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 358-362 and 363-365 of Amendment No. 2 to include the compensation information for the most recently completed fiscal year.

U.S. Securities and Exchange Commission February 6, 2024 Page 5

AgeX Financial Statements

12. Subsequent Events, page F-62

12.	Please remove the section entitled “Non-GAAP Financial Measures” on page F-63, as it appears to present an individually tailored measure which is prohibited by Question 100.04 of the Non-GAAP C&DI.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-63 of Amendment No. 2 to address the Staff’s comment.

General

13.	We note your response to our prior comment 52. Please address the following:

●	Tell us and revise as necessary to reconcile the apparent inconsistency in your conclusion to account for the merger as a reverse recapitalization for accounting purposes with your response to prior comment 52 that you do “not believe that it is a “shell company” as defined in Rule 405 of the Securities Act of 1933 (the ‘Securities Act’) or Rule 12b-2 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or that it will become one prior to the consummation of the Merger because the Company believes that it has, and will continue to have through the consummation of the Merger, operations and assets that are more than nominal.”
●	Clearly explain how you determined that the company holds only nominal assets as the definition of a shell company requires for reverse recapitalization accounting purposes.
●	Explain how you considered the retained revenue streams, research and development expense activity, and other activity as reflected in your general and administrative expenses in your conclusion that AgeX is a shell for purposes of reverse recapitalization accounting.
●	Tell us how you considered the extent to which AgeX has other intangible assets which would be recorded if the merger were accounted for as a reverse acquisition.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as a result of the adoption of new rules by the Commission on January 24, 2024, the Company will become a “shell company” as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 prior to the consummation of the Merger.

***

If you should have any questions or comments with respect to the foregoing, please contact me at (346) 718-6643 or via e-mail at HTucker@gibsondunn.com.

Very truly yours,

/s/ Harrison Tucker
Harrison Tucker
Gibson, Dunn & Crutcher LLP

cc:	Andrea E. Park, AgeX Therapeutics, Inc.
Robert Phillips, Gibson, Dunn & Crutcher LLP
Chris W. Trester, Gibson, Dunn & Crutcher LLP
Scott Ludwig, Bradley Arant Boult Cummings LLP
Stephen Hinton, Bradley Arant Boult Cummings LLP